Exhibit 99.1

HomesToLife Announces Appointment of Chief Financial Officer

Singapore, May 5, 2026 – HomesToLife Ltd (Nasdaq: HTLM) (“HomesToLife” or the “Company”) today announced that its Board of Directors has appointed Mr. Zhengjie “Jeff” Chai (“Mr. Chai”), the current interim Chief Financial Officer, as Chief Financial Officer, effective May 1, 2026.

Ms. Phua Mei Ming, Chief Executive Officer of HomesToLife, said, “Mr Chai has been a key member of our leadership team, and his deep financial expertise and operational experience will be instrumental as we continue to scale the business. As we move forward, we remain focused on executing our expansion strategy, strengthening our presence in key markets, and positioning HomesToLife to capture new growth opportunities.”

The Company believes that Mr. Chai brings extensive experience in finance, operations, and strategic leadership across the furniture and manufacturing sectors. He served as Chief Financial Officer and Secretary of HTL Furniture Inc., a U.S.-based related party of the Company, since September 2020, and was also Regional Vice President of Finance for several subsidiaries of the Company. Prior to this, Mr. Chai held the position of Vice President of Finance and Operations at HTL Furniture Inc. from September 2020 to December 2023.

Mr. Chai holds a Bachelor of Science in Accountancy and a Master of Business Administration from Boise State University, as well as a Bachelor of Engineering in International Business and Automatic Control Engineering from Shanghai Jiao Tong University. He is a licensed Certified Public Accountant.

About HomesToLife Ltd (Nasdaq: HTLM)

HomesToLife Ltd is a global furniture company with three core divisions: (i) export division for supplying furniture to retail partners worldwide, (ii) leather trading division, and (iii) consumer retail division with direct operations in Singapore and Korea.

Leveraging more than 50 years of heritage built by its founders, the Company combines retail, distribution, and sourcing, supported by a diversified manufacturing network across China, Vietnam, and India.

In May 2025, the Company strengthened its design, product development and merchandising function through the acquisition of HTL Marketing.

The Company is fast expanding across Europe, Asia-Pacific, and North America, leveraging long-standing supplier partnerships and a global presence to deliver scale, efficiency, and resilience.

Contacts

HomesToLife Ltd Contact:

6 Raffles Boulevard, #02-01/02

Marina Square, Singapore 039594

Email: Investor@homestolife.com

Investor Relations Inquiries:

Edelman Smithfield

Jass Lim, Enya Rodrigues

HomesToLife@edelmansmithfield.com